Annual Report
November 5, 2018

Sickweather, Inc.

300 E 39th St Suite 4M
Kansas City, MO 64111
http://www.sickweather.com/



Sickweather, Inc. (the "Company") is a Maryland corporation that was originally formed in Delaware as a limited liability company on January 5, 2011, under the name Sickweather LLC. The Company converted into a Maryland corporation on January 30, 2015.

The Company is located at 300 E 39th St Suite 4M, Kansas City, MO 64111.

The Company's website is http://www.sickweather.com/.

The Company, having sold Series Seed Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended April 30, 2018. A copy of this report may be found on the company's website at http://www.sickweather.com/formcar.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business currently depends on seasonality. The Company's flu business is seasonal, with some customers now coming on board only for a few months rather than the whole year. The Company is working on diversifying into forecasting common cold, allergies, headaches, and other non-seasonal ailments.

The Company's cash position is relatively weak. The Company currently has only $30,000 in cash balances, plus $175,000 of hard committed funding.

The Company is subject to a high churn rate. The churn rate for enterprise customers has historically been high at 50% for pilot programs. The Company forecasts expect churn rate to fall to 12%, with clients like The Weather Channel and Clorox renewing every year, but there is no guarantee that will be the case.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have a patent pending for a social networking aggregator to track illnesses. There is no guarantee that this patent will be issued. We were notified in February 2017 by the U.S. Patent and Trademark Office that the claims of the application were rejected, and have since filed a request for consideration. We have also filed a provisional patent application. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Some of the existing holders of securities in the Company have preemptive and other anti-dilution rights that may limit the ownership percentages of investors in this Combined Offering. The Company has previously issued securities under agreements that give their holders the ability to exercise preemptive and other anti-dilution rights (outlined below under "Capitalization and Ownership - Capitalization"). The exercise of such rights may limit the ownership stake of investors investing through this Combined Offering.

The Company received approximately 65% and 72% of its revenue from two customers for the years ended April 30, 2018 and 2017, respectively. The Company was owed approximately 87% of its accounts receivable balance from two customers as of April 30, 2018.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Graham Dodge, James Sajor, and Michael Belt. The Company has not entered into employment agreements with these people and there can be no assurance that they will continue to be involved in the Company's operations for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

BUSINESS

Description of the Business

Sickweather is a predictive, hyperlocal illness forecasting platform serving over 3 billion Application Programming Interface ("API") requests per month - and has replaced the Centers for Disease Control & Prevention (the "CDC") as the flu map data provider for the Weather Channel.

Sickweather knows where sick people are, and where they will be, with real time and predictive insights at the point of incidence. Our illness forecasts and infectious disease models provide insights at zip code and street level with predictions up to 15 weeks in advance - not only for caregivers to know when and where illness outbreaks occur, but also consumer healthcare brands, pharma and retailers to better manage their supply chain.

Business Plan

Everyday thousands of people around the globe update social media sites like Facebook and Twitter when they (or someone close to them) get sick. When informational posts like "I'm sick," "The doc says I have bronchitis," and "My son has chickenpox" are made publicly available by the user and contain location information, we are able to track and map this data using our patent-pending algorithm.

Sickweather allows its members and third party partners to report directly to our map and forecast anonymously via our mobile apps. Users can select from a menu of illnesses that we track or post a message to any location you follow in Sickweather Groups. If you report symptoms or illnesses that we aren't tracking, that information will be processed by our algorithm to automatically make suggestions for expanding our tracking capabilities.

Our data is regularly correlated and validated against available data from the CDC, point-of-sale data for related medications, and demographic and census data. These datasets help us know how accurate our other methods are for tracking and forecasting illnesses.

Advanced machine learning models are used to measure the rate of real-time input compared to our extensive archived data (carefully curated since 2011) to predict the rate of illnesses up to 15 weeks in advance with 91% accuracy. We make these predictions and data outputs available via our consumer-facing applications for the general public, as well as our API and Sickweather Pro SaaS dashboard used by developers, data scientists and epidemiologists across several industries.

The Company's Products and/or Services

Product / Service	Description	Current Market
Social Networking Aggregator to Track Illnesses	Our self serve, enterprise API console allows health IT, public health and ad-tech developers to easily integrate Sickweather's insights into their own data ecosystem, trading desks and CRMs, while our analytics dashboard called Sickweather Pro provides detailed analytics, data export tools, and interactive forecasts in an easy to use format.	Individual consumers and businesses

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers include individual consumers (such as data scientists) and businesses in the pharmaceutical, insurance, retail, household hygiene, and OTC industries.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country

4219325	Computer services, namely, creating an online community for registered users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking services in the field of health and wellness.	SICKWEATHER	October 11, 2011	October 2, 2012	U.S.
4215372	Computer services, namely, creating an online community for registered users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking services in the field of health and wellness.	sick	October 11, 2011	September 25, 2012	U.S.
87846188*	Computer application software for mobile devices and mobile phones, namely, software for providing alerts consisting of content generated by customer-selected options and content of others that is automatically selected and customized based on the known or estimated geographical location of mobile telephone or other wireless digital network-based customers	SICKZONE	March 22, 2018	N/A	U.S.

*This trademark has not been granted. The trademark was published for opposition on September 4, 2018.

Patents

Application or Registration #	Title	File or Receipt Date	Grant Date	Country or Jurisdiction

61496625*	SOCIAL NETWORKING AGGREGATOR TO TRACK ILLNESSES	June 14, 2011	Not Applicable	U.S.
PCT/US2012/0 42441**	SOCIAL NETWORKING AGGREGATOR TO TRACK ILLNESSES	June 14, 2012	December 20, 2012	U.S.**, United Nations (World Intellectual Property Organization)

*Provisional application: this patent has not been issued.
**Patent pending: this patent has not been issued. An amendment was filed on January 6, 2016. We were notified with a non-final Office Action from the U.S. Patent and Trademark Office on February 8, 2017 that the application's claims were rejected. We filed a request for consideration on April 24, 2017.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name
Graham Dodge

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CEO, January 2011 - Present
- Strategic development, fundraising, and company management.

Name
James Sajor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and COO, January 2011 - Present
- Human resources, payroll, bookkeeping, company management, and strategic development.

Name
Michael Belt

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CTO, January 2011 - Present
- Technical and developer management, system administration, data ingestion management.

Name
Zephrin Lasker

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Advisor, Board of Directors Chairman, September 2011 - present
- Advisory services

Name
Laurel Edelman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Advisor, February 2017 – July 2018; CRO (Chief Revenue Officer), July 2018 - present
   ● Advisory services, Business Development, sales team and client management

Limitations of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company's Charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law (the "MGCL") requires a Maryland corporation (unless the charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

   • the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

   • the director or officer actually received an improper personal benefit in money, property or services; or

   • in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A corporation may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or on behalf of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of:

   • a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

   • a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Under the Company's Charter and Bylaws, the Company is obligated, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

   • any present or former director or officer of the Company who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of the Company and at its request, serves or has served as a director, officer, trustee, member, manager, or partner of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Company's Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

Employees
The Company currently has 1 employee(s) in Maryland, 1 employee(s) in Missouri and 1 employee(s) in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of April 30, 2018:

Type of security	Common Stock
Amount outstanding	384,260 shares*
Voting Rights	As per the Company's Bylaws, each outstanding share entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	38%
Other Material Terms	Not Applicable

*478 shares of Common Stock remain subject to vesting on February 1, 2019. PBTS Holdings LLC, an existing common stockholder of the Company, holds 22,216.14 shares that are subject to an anti-dilution protection that maintains a 6% holding of the outstanding shares on a fully diluted basis prior to a qualified financing.

Type of security	Series Seed Preferred Shares
Amount outstanding	620,169
Voting Rights	As per the Company's Bylaws, each outstanding share entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	62%
Other Material Terms	Not Applicable

The Company has issued a $100,000 note (the "Note") to the Maryland Technology Development Corporation (TEDCO) which bears interest at a rate of 8% and matures in August 2020.

In the event that, before the maturity date, the Company (i) receives equity financing in an aggregate amount of $500,000 or more from one or more investors or (ii) is acquired by another entity, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation or (iii) sells or transfers substantially all of its assets, then the principal amount of the Note and all accrued interest may, upon TEDCO's request (i) be converted into equity immediately prior to closing of any of the aforementioned events at the same price and on the same terms and conditions as any equity issued to the aforementioned investor(s) or (ii) be paid in full by the Company to TEDCO.

Interest accrued on the Notes (including the TEDCO note) was $24,407 and $87,617 as of April 30, 2018 and 2017.

Ownership
A majority of the Company is currently owned by a few individuals. These people are Graham Dodge, Michael Belt, and James Sajor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own:
- New Direction IRA Inc., holder of 210,011 shares of Series Seed Preferred Stock, equating to 20.89% ownership on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company was converted into a Maryland corporation in 2015 (after starting as a Delaware limited liability company in 2011) and provides business and technology solutions through custom application and software development, specializing in scanning social networks for indicators of illness, and publishing data allowing users to check for the chance of sickness in their geographic area.

Additionally, the Company plans to reduce operating expenses by minimizing the use of external contractors and is working to secure more recurring revenue sources. The Company plans to grow by: 1) focusing outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) developing inside sales processes with current large clientele; and 3) improving their consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Liquidity and Capital Resources
The financial statements of the Company have been prepared using GAAP applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In operation for several years, the Company is still working diligently to more widely market its unique technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations had been funded primarily by debt and convertible debt, all but $100,000 of which was converted to equity as of April 30, 2018. Future funding to finance its business strategy, operations and growth is expected to be provided by revenue from new sales and additional capital infusion from current investors, if needed.

Additionally, the Company shows evidence of its ability to secure more business and grow revenue in calendar year 2018 compared to calendar year 2017, and expects to continue that growth by honing its strategy in the following ways: 1) focus outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) develop inside sales processes with current large clientele; and 3) improve its consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention. To supplement its growth strategy, the Company hired a seasoned sales executive subsequent to year- end and has already begun to see a positive result in increased sales.

Although management has a reasonable expectation that the Company has adequate resources to continue in operational existence, there is substantial doubt about the ability of the company to continue as a going concern within twelve months after the date of the financial statement issuance (attached as Exhibit B).

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
Additional rights and obligations set forth in the Company's Stockholders Agreement

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be authorized from time to time by the board of directors and declared by the Company out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of shares of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders on an as-converted basis and as a single class with the holders of Common Stock. So long as at least 25% of the initially issued number of shares of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders will require the approval of the holders of a majority of the outstanding shares of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Company's Charter or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of stock of the Company;

- authorize or create (by reclassification or otherwise) any new class or series of stock having rights, powers, or privileges set forth in the Charter, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock;
- redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to (a) employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or (b) the Stockholders Agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;
- increase or decrease the number of directors; or
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

In addition, so long as at least 25% of the initially issued number of shares of Series Seed Preferred Stock is outstanding, the Series Seed Preferred holders may designate one person to serve on the Company's Board of Directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of Series Seed Preferred Stock been converted to shares of Common Stock. Holders of Series Seed Preferred Stock receive these distributions before any distribution to holders of Common Stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The Series Seed Preferred Stock will automatically convert into shares of Common Stock at the applicable ratio upon a firm-commitment underwritten public offering of shares of Common Stock or upon the consent of the holders of a majority of the outstanding shares of Series Seed Preferred Stock.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next equity financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). In addition, for so long as a Major Purchaser owns at least $50,000 in shares of Series Seed Preferred Stock, such Major Purchaser will be entitled to exercise a right of first refusal for a pro-rata number of shares of Common Stock being transferred by stockholders as set forth in Section 5(c) of the Stockholders Agreement. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new shares of Common Stock and preferred stock of the Company.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's Common Stock then outstanding, and (ii) the holders of a majority of the Common Stock that is then issued or issuable upon conversion of the Series Seed Preferred Stock vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of Common Stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the outstanding shares of Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Previous Offerings of Securities
As of April 30, 2018, 620,169 shares of Series Seed Preferred Stock were issued and outstanding, of which 210,011 shares were issued through a combined equity offering in January 2018 under Regulation CF and Rule 506(c) of Regulation D for a total of $962,147, 10,500 shares (with a fair value of $48,014) were issued as a fee to the SI Securities, LLC, which served as placement agent of the Offering, and the remainder was issued as a result of the conversions of the convertible debt and KISS loan payable to preferred stock. Proceeds from the Offering were used for data science, sales development, marketing, and operational expenses.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

REGULATORY INFORMATION

Disqualification
Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Compliance failure
We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202. However, the company is 79 days late on filing the 2017 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Graham Dodge
_____
(Signature)

Graham Dodge
_____
(Name)

Co-Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Graham Dodge
_____
(Signature)

Graham Dodge
_____
(Name)

Co-Founder and CEO
_____
(Title)

November 5, 2018
_____
(Date)

/s/James Sajor
_____
(Signature)

James Sajor
_____
(Name)

Co-Founder and COO
_____
(Title)

November 5, 2018
_____
(Date)

/s/Michael Belt
_____
(Signature)

Michael Belt
_____
(Name)

Co-Founder and CTO
_____
(Title)

November 5, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



sickweather

I, James Sajor, certify that the financial statements of Sickweather, Inc. included in the Form are true and complete in all material respects.

Chief Operating Officer

Sickweather Inc • 300 E 39th St Suite 4M, Kansas City, MO 64111 • 443-918-SICK •
info@sickweather.com www.sickweather.com

SICKWEATHER, INC

FINANCIAL STATEMENTS

APRIL 30, 2018 AND 2017

CONTENTS

KatzAbosch
Windesheim, Gershman & Freedman, P.A.
Certified Public Accountants and Consultants

To Management of
Sickweather, Inc

Management is responsible for the accompanying financial statements of Sickweather, Inc, which comprise the balance sheets as of April 30, 2018 and 2017, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses and negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern without acquiring additional funding. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that would be necessary to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Katz, Abosch, Windesheim, Gershman & Freedman, P.A.

Timonium, Maryland
September 19, 2018

TIMONIUM
9690 Deereco Road, Suite 500
Timonium, MD 21093
410-828-CPAS (2727) | 410-828-9512 (FAX)

COLUMBIA
9881 Broken Land Parkway, Suite 220
Columbia, MD 21046
410-290-3288 | 410-381-7795 (FAX)

BEL AIR
109 N. Main Street, Suite C
Bel Air, MD 21014
410-838-5717 | 410-838-2579 (FAX)

www.KatzAbosch.com

Members of: American Institute of Certified Public Accountants / Maryland Association of Certified Public Accountants / The Leading Edge Alliance

SICKWEATHER, INC
BALANCE SHEETS
APRIL 30, 2018 AND 2017

ASSETS

	2018	2017
Cash	$ 377,450	$ 81,947
Accounts receivable	55,000	2,500
Prepaid expenses	8,781	7,075
Fixed assets, net	2,776	3,517
TOTAL ASSETS	$ 444,007	$ 95,039

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2018	2017
LIABILITIES		
Accounts payable	$ 76,567	$ 50,922
Accrued expenses	24,407	89,017
Deferred revenue	55,325	12,500
Debt	-	142,737
Convertible debt	100,000	1,019,623
Loan payable, net of debt issuance costs	-	125,000
TOTAL LIABILITIES	256,299	1,439,799
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, 1,000,000 shares authorized (par value of $0.01). 620,169 and 0 shares issued and outstanding in 2018 and 2017, respectively.	2,284,534	-
Common stock, 4,000,000 shares (par value of $0.01 per share) authorized. 384,260 and 376,287 shares issued and outstanding in 2018 and 2017, respectively.	23,619	23,539
Accumulated deficit	(2,120,445)	(1,368,299)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	187,708	(1,344,760)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 444,007	$ 95,039

SICKWEATHER, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2018 AND 2017

	2018	2017
REVENUE	$ 551,233	$ 394,209
OPERATING EXPENSES		
Salaries and wages	343,444	263,650
Advertising and promotion	12,902	15,310
Depreciation	741	2,407
Employee benefits	4,763	-
Insurance	24,308	4,422
Meals and entertainment	3,476	4,720
Office expenses	11,724	3,273
Other operating expenses	5,209	-
Professional fees	144,267	69,530
Rent expense	17,379	13,056
Selling expenses	35,185	-
Subcontract	571,785	300,797
Taxes	30,617	21,124
Travel expenses	17,261	12,473
TOTAL OPERATING EXPENSES	1,223,061	710,762
LOSS FROM OPERATIONS	(671,828)	(316,553)
Interest expense	80,318	64,272
NET LOSS	$ (752,146)	$ (380,825)

SICKWEATHER, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED APRIL 30, 2018 AND 2017

	Common stock		Preferred stock		Accumulated deficit	Total
		Shares		Shares		
BALANCE - April 30, 2016	$ 23,473	369,664	$ -	-	$ (987,474)	$ (964,001)
Stock vesting during the year	66	6,623	-	-	-	66
Net loss	-	-	-	-	(380,825)	(380,825)
BALANCE - April 30, 2017	23,539	376,287	-	-	(1,368,299)	(1,344,760)
Issuance of preferred stock, net of stock issuance costs	-	-	879,996	210,011	-	879,996
Debt and accrued interest converted to preferred stock	-	-	1,404,538	410,158	-	1,404,538
Stock vesting during the year	80	7,973	-	-	-	80
Net loss	-	-	-	-	(752,146)	(752,146)
BALANCE - April 30, 2018	$ 23,619	384,260	$ 2,284,534	620,169	$ (2,120,445)	$ 187,708

SICKWEATHER, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (752,146)	$ (380,825)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	741	2,407
Stock compensation	80	66
Amortization of debt issuance costs	25,000	12,500
Changes in operating assets and liabilities:		
Accounts receivable	(52,500)	54,000
Prepaid expenses	(1,706)	(7,075)
Accounts payable	25,645	11,226
Accrued expenses	45,305	31,486
Deferred revenue	42,825	(83,833)
Net Cash Used in Operating Activities	(666,756)	(360,048)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	-	(3,702)
Net Cash Provided by (Used in) Investing Activities	-	(3,702)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible debt	225,000	325,000
Principal payments on debt	(142,737)	(7,263)
Proceeds from loan payable	-	112,500
Issuance of preferred stock	962,147	-
Stock issuance costs	(82,151)	-
Net Cash Provided by Financing Activities	962,259	430,237
NET INCREASE IN CASH	295,503	66,487
CASH AT THE BEGINNING OF THE YEAR	81,947	15,460
CASH AT THE END OF THE YEAR	$ 377,450	$ 81,947

	2018	2017
Supplemental Schedule of Noncash Investing and Financing Activities:		
Convertible debt converted to preferred stock	$ 1,144,623	$ -
Accrued interest on convertible debt converted to preferred stock	$ 109,915	$ -
Loan payable converted to preferred stock	$ 150,000	$ -
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$ 8,613	$ 10,437

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Sickweather, Inc. (the "Company") was incorporated in 2015 (after starting as a limited liability company in 2011) and provides business and technology solutions through custom application and software development, specializing in scanning social networks for indicators of illness, and publishing data allowing users to check for the chance of sickness in their area.

Liquidity

The financial statements of the Company have been prepared using GAAP applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In operation for several years, the Company is still working diligently to more widely market its unique technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations had been funded primarily by debt and convertible debt, all but $100,000 of which was converted to equity (see Note 8) as of April 30, 2018. Future funding to finance its business strategy, operations and growth is expected to be provided by revenue from new sales and additional capital infusion from current investors, if needed.

Additionally, the Company shows evidence of its ability to secure more business and grow revenue in calendar 2018 compared to calendar year 2017, and expects to continue that growth by honing its strategy in the following ways: 1) focus outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) develop inside sales processes with current large clientele; and 3) improve its consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention. To supplement its growth strategy, the Company hired a seasoned sales executive subsequent to year-end and has already begun to see a positive result in increased sales.

Although management has a reasonable expectation that the Company has adequate resources to continue in operational existence, there is substantial doubt about the ability of the company to continue as a going concern within twelve months after the date of the financial statement issuance.

Basis of accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).   There was no comprehensive income in 2018 or 2017.

NOTE 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates that were used.

Cash and cash equivalents

The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment. Cash and cash equivalents may exceed Federal Deposit Insurance Corporation limits of $250,000.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are noninterest bearing. The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers failing to make required payments. This valuation allowance is reviewed on a periodic basis to determine whether a provision or reversal is required. The review is based on factors, including the application of historical collection rates to current receivables and economic conditions. The Company will record an increase or reduction of its allowance for doubtful accounts if collection rates or economic conditions are more or less favorable than it anticipated.

Revenue recognition

The Company derives its revenues primarily from subscription services and professional services. Revenues are recognized when earned as described below.

Subscription services revenue

Subscription services revenues primarily consist of fees that provide customers access to one or more of the Company's cloud applications for analytics, with routine customer support. Revenue is generally recognized over time on a ratable basis over the contract term beginning on the date that the service is made available to the customer.

Revenue sharing arrangements

The Company also has agreements under which revenue is received based upon a percentage of the Company's customers' net revenue (as defined in the agreements) derived from the usage of the Company's software applications by third parties. Revenue under these sharing agreements is recognized in an amount equal to the contractual sharing percentage of the net revenue earned by the Company's customers.

NOTE 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Fixed assets and depreciation

Fixed assets are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of fixed assets, which is primarily computer equipment, is depreciated using the straight-line method over their estimated useful lives (3 to 5 years).

Debt issuance costs

In accordance with Accounting Standards Update 2015-03, which amends the Interest – Imputation of Interest Topic of the FASB Accounting Standards Codification, the Company presents debt issuance costs as a reduction of the reportable long-term debt balance on the balance sheets. These costs will be amortized to interest expense over the life of the related debt instruments using the effective interest method.   However, for debt with no scheduled payments, straight-line amortization will be used.

Advertising

Advertising costs are expensed as incurred and amounted to $12,902 and $15,310 for the years ended April 30, 2018 and 2017, respectively.

Income taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company assesses a more likely than not threshold for uncertainty in income tax positions for purposes of financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on its tax return. To the extent that the Company's assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company adopted a policy to recognize the interest and penalties related to unrecognized tax benefits in income tax expense.

NOTE 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Stock-based compensation

The Company accounts for stock-based awards granted to employees and nonemployees based on the fair value of the award measured at the grant date. Awards granted to nonemployees are subject to periodic adjustments as the underlying equity investments vest. Accordingly, stock-based compensation is recognized in the statement of operations as an operating expense over the requisite service period.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB has subsequently issued several amendments to the new standard, including clarification on identifying performance obligations, principal-versus-agent implementation guidance, collectibility assessment, sales taxes and other similar taxes collected from customers, noncash consideration, contract modification and completed contracts at transition. These amendments are intended to address implementation issues raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new standard.

The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company will adopt the new standard effective May 1, 2019.

The Company has completed the initial assessment of the new standard and does not currently anticipate any changes to have a material impact. It plans to adopt the standard under the modified retrospective approach and will recognize the cumulative effect of initially applying the standard, if any, as an adjustment to the opening balance of retained earnings (accumulated deficit) at the date of initial application.

NOTE 2: <u>FIXED ASSETS</u>

The following is a summary of fixed assets at April 30, 2018 and 2017:

	2018	2017
Computer equipment	$ 13,702	$ 13,702
Less: accumulated depreciation	(10,926)	(10,185)
TOTAL FIXED ASSETS - NET	$ 2,776	$ 3,517

SICKWEATHER, INC
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2018 AND 2017

NOTE 2: FIXED ASSETS (Continued)

Depreciation expense for the years ended April 30, 2018 and 2017, amounted to $741 and $2,407, respectively.

NOTE 3: DEBT

The Company had a note payable with Howard County Economic Development Authority. The note bore interest at 7.00% and was payable in monthly installments. Payments commenced as interest only payments for the first nine months and escalated throughout the note term concluding with a balloon payment for the outstanding balance due in March 2019. The note was secured by the Company's assets. During 2018, the Company paid off the note. The outstanding balance of the note payable as of April 30, 2018 and 2017 was $0 and $142,737, respectively.

NOTE 4: CONVERTIBLE DEBT

Beginning in February 2014, the Company began periodically selling and issuing Convertible Notes (the "Notes") to buyers. The Notes were unsecured obligations.

Notes other than TEDCO note

The Notes accrued interest at rates varying from 3.5% to 6.0%; accrued interest was included in accrued expenses on the balance sheets. According to the terms of the Notes, all repayments of interest and principal shall be applied first to accrued interest, and thereafter to principal. In the event that the Company issues and sells capital stock to investors (the "Investors") on or before the date of the repayment in full in an arms-length equity financing resulting in gross proceeds to the Company of minimum amounts varying from $250,000 to $500,000 (excluding the conversion of the Notes and any other debt of the Company) (a "Qualified Financing"), then the outstanding principal balance shall automatically convert in whole without any further action by the Holder into such capital stock at a conversion price equal to the lesser of (i) 80% of the price per share paid by the Investors or (ii) the price equal to the quotient of varying amounts from $3,000,000 to $6,000,000 divided by the aggregate number of outstanding common shares as of immediately prior to the initial closing of the Qualified Financing determined on a fully diluted basis. Any unpaid accrued interest shall be converted into capital stock on the same terms as the principal of the Notes.

In the event that a Qualified Financing is not consummated prior to each notes' maturity date, then, at the written election of the holder made at least five days prior to the maturity date, effective upon the maturity date, the outstanding principal balance and any unpaid accrued interest under the Note shall be converted into common stock at a conversion price equal to the quotient of varying amounts from $3,000,000 to $6,000,000 divided by the aggregate number of outstanding common shares as of the maturity date.   The same conversion will take place in the event of any third party acquisition, whether by merger, consolidation, full acquisition, or any other similar transaction, with the divisor of the quotient being the number of outstanding common shares immediately prior to the acquisition.

NOTE 4: CONVERTIBLE DEBT (Continued)

The Notes had initial maturity dates ranging between September 2015 and September 2018. Once past the initial maturity date, the proceeds were payable upon demand. During 2018, the outstanding balance and all unpaid accrued interest of the Notes were converted into 342,798 shares of preferred stock (see Note 8) as a result of a Qualified Financing.

TEDCO note

The $100,000 Note issued to the Maryland Technology Development Corporation (TEDCO) bears interest at a rate of 8% and matures in August 2020.

In the event that, before the maturity date, the Company (i) receives equity financing in an aggregate amount of $500,000 or more from one or more investors or (ii) is acquired by another entity, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation or (iii) sells or transfers substantially all of its assets, then the principal amount of the Note and all accrued interest may, upon TEDCO's request (i) be converted into equity immediately prior to closing of any of the aforementioned events at the same price and on the same terms and conditions as any equity issued to the aforementioned investor(s) or (ii) be paid in full by the Company to TEDCO.

Interest accrued on the Notes (including the TEDCO note) was $24,407 and $87,617 as of April 30, 2018 and 2017.

NOTE 5: LOAN PAYABLE

The Company issued a KISS ("Keep It Simple Security") security in the amount of $150,000 on November 1, 2016 with no set repayment terms or interest rate from an unrelated entity. This security was converted to 56,860 shares of preferred stock (see Note 8) during the year ended April 30. 2018. The KISS security was an unsecured loan whose purpose was to provide working capital to the Company. The loan included a provision to automatically convert into preferred stock upon the receipt by the Company of $1,000,000 of gross proceeds from the sale of preferred stock to investors. In addition, there were provisions in the loan agreement that permitted optional conversion to preferred stock at the lender's discretion based on certain criteria. The conversion price was based on formulas as defined in the loan agreement. Associated with this loan was $37,500 in debt issuance costs, of which $0 and $25,000 were unamortized at April 30, 2018 and 2017, respectively. Additionally, the loan included a provision that if dividends were declared or paid to stockholders, the lender was entitled to an equivalent amount as if the shares had converted prior to the declaration of dividends.

Amortization of the debt issuance costs, which was $25,000 and $12,500 for the years ended April 30, 2018 and 2017, respectively, is reported as interest expense in the statements of operations.

NOTE 6: INCOME TAXES

The net deferred tax asset consisted of the following components as of April 30, 2018 and 2017:

	2018	2017
Net operating loss carryforward	$ 442,800	$ 178,000
Other	25,200	31,500
Valuation allowance	(468,000)	(209,500)
Net Deferred Tax Asset	$ -	$ -

The Company has a net operating loss carryforward totaling approximately $1,610,000 that may be offset against future taxable income. If not used, the carryforwards will expire from 2035 through 2037. The change in the valuation allowance during 2018 was $258,500.

The Company has established a valuation allowance to reduce the net deferred tax asset to an estimated amount that may be realizable in the future. Realization of any deferred tax asset is dependent upon the Company generating sufficient future taxable income. Since the Company is still in its development stage and has not yet generated significant revenue, management believes it is appropriate to provide a valuation allowance that reduces its net deferred tax asset to zero.

As a result of the establishment of the valuation allowance, no income tax benefit is reflected in the accompanying statements of operations.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Due to the establishment of a valuation allowance, which reduces the net deferred tax asset to zero, the legislation has no impact on the accompanying financial statements.

NOTE 7: COMMON STOCK

At April 30, 2018 and 2017, 4,000,000 shares of common stock (par value of $0.01 per share) were authorized and 384,260 and 376,287 of such shares, respectively, were issued and outstanding.

The Company has issued restricted stock to certain employees and nonemployees for services rendered. At April 30, 2018 and 2017, there were 956 and 8,074 shares, respectively, of shares granted that had yet to vest. Vesting varies by individual and grant; shares vest through 2019.

NOTE 8: PREFERRED STOCK

In January 2015, the Company authorized 1,000,000 shares of preferred stock (par value of $0.01 per share). As of April 30, 2018, 620,169 shares of preferred stock (designated as series seed preferred stock) were issued and outstanding, of which 210,011 shares were issued through an equity offering (Offering) for a total of $962,147, 10,500 shares (with a fair value of $48,014) were issued as a fee to the placement agent of the Offering, and the remainder was issued as a result of the conversions of the convertible debt and KISS loan payable to preferred stock (see Note 4 and Note 5). In addition to the shares of series seed preferred stock issued, the Company also paid $82,151 of costs related to the Offering. The total Offering cost of $130,165 is recorded as a reduction of the balance of the preferred stock.

Conversion Features of Series Seed Preferred Stock

Preferred stockholders may voluntarily convert any or all of their preferred shares into common shares at any time at the conversion ratio (as defined).

All preferred shares shall be automatically converted into common shares at the conversion ratio (as defined) as of the closing of the Company's first underwritten public offering on a firm commitment basis pursuant to an effective registration statement under the Securities Act of 1933.

Voting Rights of Series Seed Preferred Stock

Preferred stockholders are entitled to a number of votes equal to the number of common shares into which each preferred share may be converted.

Dividends of Series Seed Preferred Stock

Dividends may be paid at the Board of Directors' discretion. For the purpose of dividends, each preferred stockholder will be treated as holding the number of common shares into which each preferred share may be converted.

Liquidation Preference of Series Seed Preferred Stock

Upon liquidation of the Company (whether voluntary or not), each preferred stockholder shall be entitled to be paid prior to any other class of stockholders based upon defined formulas.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases various office locations under operating leases that are either month-to-month arrangements or have terms of one year or less.

Rent expense for the years ended April 30, 2018 and 2017 was $17,379 and $13,056, respectively.

NOTE 10: <u>SIGNIFICANT CONCENTRATIONS</u>

The Company received approximately 65% and 72% of its revenue from two customers for the years ended April 30, 2018 and 2017, respectively. The Company was owed approximately 87% of its accounts receivable balance from two customers as of April 30, 2018.

NOTE 11: <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through September 19, 2018, which is the date the financial statements were available to be issued.